Exhibit P-1
                                                         File No. 70-9577


                             February 2, 2000


The Honorable Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Cinergy Corp./SEC File No. 70-9577

Dear Chairman Levitt:

    The Cincinnati Gas & Electric Company ("CG&E"), a subsidiary of the registered holding company Cinergy Corp. ("Cinergy"), is a public utility in Ohio that is regulated by the Public Utilities Commission of Ohio ("PUCO"). CG&E advised me that Cinergy has recently filed an application-declaration on "Form U-1" to initiate the above docket before the Securities and Exchange Commission ("SEC"), pursuant to the Public Utility Holding Company Act of 1935 ("PUHCA"). Cinergy's Form U-1 filing requests greater authority to invest in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs"). Cinergy's Form U-1 filing also contemplates the creation of one or more EWG affiliates by Cinergy for the sole purpose of acquiring all or a substantial portion of the generating assets of CG&E and Cinergy's Indiana utility, PSI Energy, Inc.

    In particular, it is my understanding that Cinergy's Form U-1 filing requests over a five-year period that Cinergy be permitted to make (1) additional investments of up to $2 billion in EWGs and FUCOs, supplementing its existing SEC authority for such investments to be capped at an amount equal to 100% of Cinergy's consolidated retained earnings, and (2) additional investments in its EWG affiliate(s), not to exceed the net book value of the generating assets transferred to the EWG affiliate(s). In this context, CG&E has informally requested that I indicate to the SEC that Cinergy's Form U-1 proposal will not impair the ability of the PUCO to regulate CG&E or protect its retail customers in Ohio.

    First, I will address the proposed transfer of CG&E's generating assets to the Cinergy EWG affiliate(s). It is my understanding that Cinergy will need to obtain additional specific findings and approvals from the PUCO (including the approvals required by Section 32 of PUHCA) in order to actually transfer CG&E's generating assets to any EWG affiliate. In fact, CG&E has already filed an application before the PUCO, in Case No. 99-1663-EL-UNC, and related matters in Case No. 99-1658-EL-ETP, to seek PUCO approval for the proposed EWG generation asset transfer. In this context, Cinergy has explicitly recognized the legal requirements that the PUCO must approve any transfer by CG&E of generation assets, independent of any related SEC approvals.

    Specifically, Cinergy Corp. and each of its affiliate companies have agreed, and will not argue to the contrary in any forum, that the PUCO has jurisdiction and discretionary authority (that may not be preempted by federal law or waived by means of the PUCO's support of any application at the SEC) to approve or deny the findings required by 15 U.S.C. 79z-5a(c). Moreover, Cinergy and its affiliates have agreed that the generation assets of CG&E will not be transferred to an EWG unless and until the PUCO approves such findings. Thus, nothing in this letter should be construed as constituting or consenting to the required PUCO findings or approvals relating to generation asset transfer. Rather, the PUCO will address those issues in due course as part of its pending cases.

    Relative to the other issues presented in Cinergy's U-1 application pending before the SEC, I can relay the following:

1. The PUCO is the administrative agency responsible for supervising and regulating electric and gas utilities under Ohio law in all matters relating to retail utility service.

2. It is my understanding that Cinergy's U-1 filing sets forth representations that the proposed investments will be structured in such a way that CG&E's Ohio ratepayers will be insulated from any negative effects of the proposed investments, including but not limited to a commitment by Cinergy not to pledge or encumber CG&E assets and a commitment not to seek a rate increase for potential losses or inadequate returns arising from the EWG/FUCO investments.

3. Cinergy has represented that it will timely inform the PUCO when Cinergy actually acquires ownership in EWGs or FUCOs pursuant to its proposal, and will provide the PUCO with additional information as requested regarding the same.

4. The settlement agreement approved by the PUCO in 1994 in connection with the Cinergy merger acknowledged or conferred additional oversight on the PUCO relative to Cinergy and CG&E and nothing in this letter affects or diminishes the terms of that agreement.

5. It is my understanding that this letter will not be interpreted or used to restrict, limit or otherwise diminish the ability of the PUCO or its staff to freely make comments or take positions regarding Cinergy's proposed investments or EWG strategy in any forum, including without limitation any subsequent public comments solicited by the SEC in this proceeding, any proceeding before the Federal Energy Regulatory Commission or any PUCO proceeding.

    In reliance upon those understandings, and subject to the other qualifications and conditions contained in this letter, it does not appear that the SEC's proceeding to review/approve Cinergy's Form U-1 will impair the PUCO's ability to regulate CG&E and protect its retail customers in Ohio. Instead, the PUCO's duty to review the transactions affecting CG&E will be discharged in the course of the pending PUCO cases. I do expect that the PUCO decisions will be made in the latter part of the year 2000, and we can notify the SEC when those decisions are made. In the meantime, I see no reason why the SEC and its staff should not proceed with its evaluation of Cinergy's U-1 proposal.

    The foregoing is expressly conditioned on and is subject to being revised or withdrawn by me or the PUCO, if deemed appropriate.

                             Sincerely,



                             /s/Alan R. Schriber
                             Chairman
                             Public Utilities Commission of Ohio

cc: James B. Gainer
    Cinergy legal counsel